MASTER SERVICES AGREEMENT

This Master Services Agreement (**"Agreement"**) is made effective as of October 26, 2020 (the **"Effective Date"**) by and between I Got It!, Inc., a Delaware corporation, and it affiliate, I Got It Holdings, LLC, a Delaware corporation, (together, **"Supplier"**), and I Got It Holdings Corp., a Delaware corporation (**"Exclusive Partner"**). Supplier and Exclusive Partner may be referred throughout the Agreement individually as a **"Party"** or together as the **"Parties."** In consideration of the promises and mutual covenants herein, the Parties agree as follows:

1. DEFINITIONS

1.1 **"Affiliate"** shall mean any company, corporation, or other entity, which controls, is controlled by, or is under common control with a Party and shall be considered an Affiliate only so long as the ownership or control, directly or indirectly, meets the conditions set forth herein.

1.2 **"Authorized User"** means an employee of Exclusive Partner who is authorized to access the Platform, and who has been provided a unique UserID and password for such access.

1.3 **"Client"** means an Exclusive Partner or Supplier client or counterparty of Exclusive Partner or Supplier that trades operates or conducts business on the Platform and is fully financed by the Exclusive Partner.

1.4 **"Exclusive Partner Data"** means electronic data provided to, entered in, or uploaded through the Platform, by or on behalf of the Exclusive Partner or its Authorized Users, related to transactions the Exclusive Partner is funding or has committed to fund.

1.5 **"Personal Information"** means information provided to Supplier by or at the direction of Exclusive Partner, or to which access was provided to Supplier in the course of Supplier's performance under this Agreement that: (i) identifies or is actually linked to other data in a manner that can reasonably identify an individual (including, without limitation, names, signatures, addresses, telephone numbers, e-mail addresses and other unique identifiers); or (ii) can be used to authenticate an individual (including, without limitation, employee identification numbers, government-issued identification numbers, passwords or PINs, financial account numbers, credit report information, biometric or health data, answers to security questions and other personal identifiers).

1.6 **"Platform"** means Supplier's current (as of the Effective Date) version of its proprietary sports-based memorabilia and merchandise auction platform (either web-based application or application through Google and Apple) via which Exclusive Partner may finance with sports franchises, as further described at https://igotitapp.com/.

1.7 **"Project Services"** has the meaning given in Section 2.3.

1.8 **"SaaS Services"** means providing access to, use of, and related support and maintenance for, the Platform.

1.9 **"Services"** means SaaS Services and Project Services, collectively.

1.10 **"UserID"** means a unique user identification credential used in combination with a unique password to access the Platform.

2. LICENSE AND SERVICES

2.1 Subject to Exclusive Partner's compliance with the terms and conditions set forth in this Agreement, Supplier hereby grants to Exclusive Partner a worldwide, transferable, sublicensable, irrevocable, perpetual, exclusive, right and license during the Term, to access and use (a) the Platform in an operating environment hosted by Supplier, for Exclusive Partner's own internal business purposes; and (b) any associated documentation or materials provided or made available by Supplier during the Term (collectively, **"Documentation"**) that are made available by Supplier from time to time. Exclusive Partner may make a reasonable number of copies of the Documentation for its internal use in accordance with the terms of this Agreement. Any rights not expressly granted in this Agreement are expressly reserved. For the absence of doubt, given the exclusivity of the right and license granted by the Supplier to the Exclusive Partner, Supplier may not transact business with any third party (sports franchise, musician, artist, or otherwise) without the expressed written consent of the Exclusive Partner unless the Exclusive Partner declines to finance in full or ceases ongoing funding of a business engagement presented by the Supplier. Exclusive Partner shall not, and shall not permit any of its affiliates to, take any action or permit any circumstances to occur to adversely affect or circumvent the business relationship with the Supplier. For the absence of doubt, Exclusive Partner shall not, and shall not permit any of its affiliates to, build comparable technology or otherwise compete with the Supplier for the provision of such technology or engage in direct contract negotiations with the Supplier's current or prospective clients in the sports industry.

2.2   Supplier may, from time to time in its sole discretion, develop or create updates, upgrades, revisions, modifications, improvements, enhancements, patches, bug fixes, new releases, replacements, or new versions of or to the Platform (each an "**Updates**"). Any routine Updates that Supplier generally releases as part of the current subscription and/or in the ordinary course of Supplier providing SaaS Services hereunder (e.g., minor updates, bug fixes and patches), will be at no additional charge to Exclusive Partner. In the event Supplier creates or develops any significant or substantial Updates (e.g., new releases, new modules, customizations, or major updates to the design or functionality of the Platform) (each an "**Upgrades**"), or any new products (e.g., a new alternative trading system), such Upgrades or new products may, in Supplier's discretion, be made available to Exclusive Partner for an additional fee, which will be mutually agreed in writing by the Parties under a new agreement, a SOW, or an amendment to this Agreement.

2.3   From time to time during the Term, the Parties may execute one or more statements of work (each a "**SOW**"), in form and content mutually agreed by the Parties, for the delivery of certain design, development, customization, implementation, professional, or other project services under the Agreement ("**Project Services**"). Each SOW shall describe in detail the services to be performed, fees, obligations, responsibilities and such other agreed upon terms and conditions applicable to that SOW. Upon execution by both of the parties, each SOW so executed shall be incorporated into this Agreement by this reference, and governed by the terms hereof. Unless explicitly set forth in this Agreement or in the applicable SOW, in the event of a conflict between the terms of any SOW and the terms of this Agreement, the terms of this Agreement shall control. Supplier will have no obligation to perform any Project Services that are not mutually agreed upon by the parties in a duly executed SOW.

2.4   Except as expressly permitted herein or in a SOW, Exclusive Partner shall not: (a) modify, copy, duplicate, reverse engineer, disable or create any derivative work based on the Platform or the Services; (b) send unsolicited commercial messages in violation of any laws or regulations; (c) copy any features, functions, integrations, interfaces or graphics of the Platform or the Services; (d) send or store viruses, worms, time bombs, Trojan horses, and other harmful or malicious code, files, scripts, agents or programs (collectively, "**Malicious Code**"); (e) send or store infringing, obscene, threatening, defamatory, obscene, racially or ethically offensive, libelous, or otherwise unlawful or tortious material, including material that is harmful to children or violates third party privacy rights; (f) interfere with or disrupt the integrity or performance of the Platform or the Services or the data contained therein; or (g) attempt to gain unauthorized access to the Platform or the Services or its related systems or networks. Supplier reserves the right, without liability to the Exclusive Partner, to prohibit or disable any access or use of the Platform or any part thereof which Supplier reasonably believes may be (or is alleged to be) in violation of the foregoing.

2.5   Exclusive Partner is solely responsible for its and its Authorized Users' access and use of the Platform, including provision and use of Exclusive Partner Data, and compliance with this Agreement and the then-current Documentation. Exclusive Partner shall, and shall ensure its Authorized Users: (a) comply with the terms and conditions set forth in the Agreement, the then-current Documentation, and as terms set forth at https://www.igotitapp.com/terms, (b) comply with any other click-through end-user agreements applicable to access and use of the Platform and Documentation; (c) obtain any and all rights, authorizations, permissions and consents necessary for Supplier to provide the Services and/or for Exclusive Partner and Authorized Users to access and use the Platform; (d) use commercially reasonable efforts to prevent unauthorized access and use of the

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Platform and promptly notify Supplier of any such unauthorized access or use; and (e) comply with all local, state, federal and foreign laws (including all laws and regulations related to data privacy, security, broker-dealers, trading of securities, or otherwise applicable to Exclusive Partner's use of the Platform ("**Exclusive Partner Laws**")), in accessing and using the Platform, including, without limitation, by not submitting any Exclusive Partner Data that is illegal, defamatory, or that infringes any third party privacy or proprietary rights. Supplier reserves the right, without liability to the Exclusive Partner, to prohibit or disable any access or use of the Platform or any part thereof which Supplier reasonably believes may be (or is alleged to be) in violation of the foregoing.

2.6   Exclusive Partner is responsible for maintaining, and ensuring that its users maintain, the confidentiality of all UserIDs and corresponding passwords created under this Agreement. Exclusive Partner is responsible for all uses of and activities undertaken with UserIDs registered under Exclusive Partner's account. Exclusive Partner agrees to immediately notify Supplier of any unauthorized use of Exclusive Partner's UserIDs of which Exclusive Partner becomes aware.

2.7   Supplier reserves the right to suspend Exclusive Partner's or any Authorized User's access to or use of the Platform, in each case without liability to Supplier, if Supplier has a commercially reasonable belief that Exclusive Partner, any Authorized User, or any third party has accessed or used the Platform in violation of the Agreement, or in a manner that may pose an imminent security risk, or if Supplier reasonably believes such suspension is reasonably necessary to avoid or mitigate a risk of liability to Supplier.

2.8   Exclusive Partner may, with prior written approval from Supplier, extend its rights and licenses under this Agreement to any of its Affiliates; provided that Exclusive Partner will at all times be responsible for its Affiliates' acts and omissions and their compliance with the terms of this Agreement.

3.   PROPRIETARY RIGHTS

3.1   As between the Parties, Supplier owns all right, title and interest, including all intellectual property and other proprietary rights, in and to the Platform, Documentation, and Services, and any updates, upgrades, revisions, modifications, improvements, enhancements, new releases, additions, or derivate works thereof or thereto, whether made by Exclusive Partner or Supplier (including at the request of Exclusive Partner).

3.2   Intentionally left blank.

3.3   Exclusive Partner is prohibited from removing or altering any of the intellectual property rights notice(s) embedded in the Platform or Documentation, or that Supplier otherwise provides therewith. Exclusive Partner must reproduce the unaltered intellectual property rights notice(s) in any full or partial copies that Exclusive Partner makes of the Documentation.

3.4   As between the Parties, Exclusive Partner and the Supplier jointly own and each shall have the right, title and interest in and to the Exclusive Partner Data. Exclusive Partner and the Supplier agree to independently process, store, access, use, transmit, display, disclose or modify Exclusive Partner Data, as reasonably necessary for Supplier to provide the Services (including to prevent or address service or technical problems) in accordance with this Agreement. Exclusive Partner and Supplier are jointly responsible for (a) the accuracy, quality, integrity, legality, reliability and appropriateness of Exclusive Partner Data; and (b) providing all necessary notices and obtaining all necessary consents required for the collection, use, storage, processing and disclosure of Exclusive Partner Data. Notwithstanding the foregoing or anything herein to the contrary, Exclusive Partner grants Supplier the right to compile, collect, copy, modify, publish, analyze and use anonymous data in aggregate form that is generated from, or based upon, Exclusive Partner's or its Authorized Users' or other end users' use of the Platform ("**Aggregate Data**"), provided that Aggregate Data: (i) does not include Exclusive Partner's Confidential Information; (ii) does not include any information that can be used directly, or in connection with other data, to identify, contact or locate an individual; and (iii) cannot be used to directly or indirectly identify Exclusive Partner.

4.   LIMITED WARRANTY

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4.1   Supplier shall use reasonable efforts consistent with prevailing industry standards to maintain the Platform in a manner designed to minimize errors and interruptions, and shall perform the Services in a professional and workmanlike manner. The Platform may be temporarily unavailable for scheduled maintenance or for unscheduled emergency maintenance, either by Supplier or by third-party providers (including Supplier's hosting provider), or because of other causes beyond Supplier's reasonable control, but Supplier will use reasonable efforts to provide advance notice in writing or by e-mail of any scheduled service disruption.

4.2   EXCEPT AS EXPRESSLY SET FORTH, AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE PLATFORM AND ANY SERVICES ARE PROVIDED BY SUPPLIER ON AN "AS IS" AND "AS AVAILABLE" BASIS, AND SUPPLIER DOES NOT MAKE ANY, AND EXPRESSLY DISCLAIMS, ALL OTHER WARRANTIES, CONDITIONS, AND REPRESENTATIONS, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, OR ARISING BY USAGE OF TRADE OR COURSE OF DEALING, INCLUDING WITHOUT LIMITATION, THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR MEETING THE EXCLUSIVE PARTNER REQUIREMENTS, SATISFACTORY QUALITY, LEGAL OR REGULATORY COMPLIANCE, TITLE OR NON-INFRINGEMENT. WITHOUT LIMITING THE FOREGOING, SUPPLIER DOES NOT WARRANT THAT THE PLATFORM AND SERVICES WILL BE UNINTERRUPTED OR ERROR-FREE, OR THAT THE PLATFORM OR SERVICES WILL NOT CAUSE ANY LOSS OR DAMAGE RESULTING FROM THE TRANSFER OF DATA OVER COMMUNICATION NETWORKS AND FACILITIES. SUPPLIER IS NOT RESPONSIBLE FOR PROBLEMS, CONDITIONS, DELAYS, FAILURES AND OTHER LOSS OR DAMAGE ARISING FROM OR RELATING TO ANY THIRD PARTY PRODUCTS OR SERVICES (INCLUDING AMAZON WEB SERVICES OR ANY OTHER THIRD PARTY HOSTING PROVIDER), EXCLUSIVE PARTNER'S NETWORK CONNECTIONS OR TELECOMMUNICATIONS LINKS, OR THE INTERNET.

4.3   EXCLUSIVE PARTNER ACKNOWLEDGES AND AGREES THAT SUPPLIER IS A SOFTWARE TECHNOLOGY COMPANY AND DOES NOT GUARANTEE THAT THE PLATFORM, OR ANY USE THEREOF, ARE OR WILL REMAIN IN COMPLIANCE WITH EXCLUSIVE PARTNER LAWS. IN THE EVENT EXCLUSIVE PARTNER REASONABLY BELIEVES CHANGES TO THE PLATFORM ARE NEEDED IN ORDER TO COMPLY WITH EXCLUSIVE PARTNER LAWS, THE PARTIES WILL COOPERATE IN GOOD FAITH AND MUTUALLY AGREE ON TERMS (INCLUDING PAYMENT OF ADDITIONAL FEES AS MAY BE APPLICABLE) FOR THE DEVELOPMENT AND IMPLEMENTATION OF SUCH CHANGES.

4.4   EXCLUSIVE PARTNER FURTHER ACKNOWLEDGES AND AGREES THAT ANY DATA, CONTENT, INFORMATION, REPORTS AND OTHER INFORMATION DISPLAYED, TRANSMITTED, OR OTHERWISE PROVIDED OR MADE AVAILABLE BY SUPPLIER IN OR THE PLATFORM ("CONTENT") ARE PROVIDED OR MADE AVAILABLE BY SUPPLIER FOR INFORMATION PURPOSES ONLY AND ARE NOT DESIGNED TO BE A RECOMMENDATION FOR ANY SPECIFIC INVESTMENT PRODUCT, STRATEGY, PLAN FEATURE, OR OTHER PURPOSE. THE CONTENT IS NOT INTENDED TO CONSTITUTE, AND SHALL NOT BE CONSTRUED OR RELIED ON BY EXCLUSIVE PARTNER OR CLIENTS AS, FINANCIAL, INVESTMENT, OR OTHER ADVICE OR RECOMMENDATIONS. ANY DECISION OR ACTION TAKEN BY EXCLUSIVE PARTNER OR ANY CLIENT ON THE BASIS OF ANY CONTENT IS AT EXCLUSIVE PARTNER'S SOLE RISK, AND SUPPLIER IS NOT RESPONSIBLE OR LIABLE FOR ANY SUCH DECISION OR ACTION, OR FOR THE ACCURACY, COMPLETENESS, USEFULNESS, OR AVAILABILITY OF ANY CONTENT. TO THE EXTENT THE PLATFORM OR ANY CONTENT CONTAIN FACTS, OPINIONS, VIEWS, STATEMENTS, AND/OR THIRD PARTY RECOMMENDATIONS, SUPPLIER DOES NOT WARRANT OR ENDORSE THE ACCURACY, TIMELINESS, OR RELIABILITY OF ANY SUCH FACTS, OPINIONS, VIEWS, STATEMENTS, OR RECOMMENDATIONS. EXCLUSIVE PARTNER ACKNOWLEDGES AND AGREES THAT ANY RELIANCE UPON ANY SUCH FACTS, OPINIONS, VIEWS, STATEMENTS, OR RECOMMENDATIONS IS AT EXCLUSIVE PARTNER'S SOLE RISK.

5.   CONFIDENTIALITY

5.1   The Parties acknowledge that certain information and materials exchanged during the term of this Agreement contain proprietary and confidential information ("**Confidential Information**") of the Party disclosing such information ("**Disclosing Party**"). Confidential Information includes the Platform, Documentation, the terms of this Agreement, and all other information and material, whether disclosed or made available in writing, electronically, orally, visually or otherwise, regarding the business of the Disclosing Party and third parties who have furnished confidential, non-public information to the Disclosing Party and all other information or material disclosed to the other Party ("**Receiving Party**") by the Disclosing Party or its Affiliates or representatives that is identified or clearly marked as "Confidential," or that should be understood by a reasonable business person to be confidential. The Receiving Party agrees that such Confidential Information will be held confidential under the same safeguards as it treats its own confidential information and that it will not use, copy or disclose the Confidential Information other than for the sole purpose of supporting or performing its obligations under this Agreement. The Confidential Information may be disclosed to employees, Affiliates, contractors, and advisors (collectively, "**Representatives**") of the Receiving Party on a need to know basis provided that the Receiving Party uses all commercially reasonably endeavors to ensure that any such Representatives acknowledge and comply with the provisions of this Section 5 as if that person were also a Party to it and that the Receiving Party remains responsible for such Representatives compliance with this provision. The Receiving Party will not disclose the Disclosing Party's Confidential Information to any third party without first having obtained the written permission of the Disclosing Party. The Receiving Party shall remain responsible and liable for all acts and omissions of third-party recipients.

5.2   Other than with respect to Personal Information, Confidential Information specifically excludes any information which the Receiving Party can show (a) was known to or was independently developed by the Receiving Party without access to or use of the Confidential Information of the Disclosing Party, (b) was disclosed to the Receiving Party in good faith by a third party who had the right to make such disclosure, (c) was made generally available to the public by the Disclosing Party, other than as a consequence of a breach of the Agreement by the Receiving Party, (d) is independently developed by the Receiving Party without use of the Disclosing Party's Confidential Information as shown by documents and other competent evidence in the Receiving Party's possession.

5.3   Upon termination of this Agreement, the Receiving Party will return to the Disclosing Party, all requested Confidential Information of the Disclosing Party, including all copies thereof, in the possession or under the control of the Receiving Party, or at the Disclosing Party's option, destroy or purge all such Confidential Information from its systems and files and deliver to the disclosing Party a written confirmation that such destruction has been carried out, except to the extent that the Receiving Party is permitted to retain and use such Confidential Information pursuant to some other term of this Agreement. Upon termination, the Parties shall be obligated to maintain the confidentiality of the Confidential Information provided under this Agreement for a period of five years, except that Exclusive Partner shall be obligated to maintain the confidentiality of any Platform source code and Documentation for perpetuity.

5.4   If the Receiving Party is required by law or a governmental authority to disclose Confidential Information, it shall: (a) whenever permitted by law, give prompt written notice to the Disclosing Party of the requirements of such disclosure to enable the Disclosing Party to intervene and object to such disclosure or seek a protective order or other appropriate protection; (b) limit such disclosure to the extent of the legal requirement; and (c) cooperate fully with the Disclosing Party, at the Disclosing Party's expense, to minimize such disclosure. A disclosure of Confidential Information pursuant to and in compliance with this Section 5.4 shall not constitute a breach of this Agreement.

5.5   Each Party acknowledges and agrees that violation of any covenants with respect to the Confidential Information of the other Party will cause such other Party irreparable harm, and that such other Party will be entitled to seek an injunction and other equitable relief, without payment of any bond and in addition to all other remedies available to it as provided above or otherwise by law, to prevent any such violation or to secure enforcement of this Agreement.

6.   **PRIVACY AND SECURITY**

6.1   In accordance with Supplier's privacy policies and procedures, Supplier will maintain administrative, physical and technical safeguards for protection of the security, confidentiality and integrity of Exclusive Partner Data. To the extent permitted by applicable law, Supplier shall notify Exclusive Partner without undue delay of any actual unauthorized acquisition of Exclusive Partner Data (a "**Security Incident**"). In the event the Security Incident was directly caused by Supplier's failure to implement reasonable administrative, physical and technical safeguards, Supplier shall make commercially reasonable efforts to identify and remediate the cause of such Security Incident. Notwithstanding anything to the contrary, Supplier shall not be responsible or liable for any Security Incident arising

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out of the acts or omissions of its third-party hosting provider (which as of the Effective Date is Amazon Web Services).

6.2   Exclusive Partner acknowledges that in the event Supplier processes certain Personal Information or sensitive financial data of or about the Exclusive Partner and/or its agents, representatives, employees, Authorized Users, or other individuals in connection with the Services, including for the purposes of: (a) managing Exclusive Partner's account with supplier; (b) allowing Exclusive Partner to run reports; and/or (c) compiling aggregate statistics of the distribution and use of the services, Exclusive Partner may request access to and correction of the Personal Information or exercise any other rights it may have in respect of such Personal Information under applicable law. More details on Supplier's data processing activities are set out in its Privacy Policy and Coolie Policy at https://www.igotitapp.com/.

7.   FEES AND PAYMENT

7.1   Exclusive Partner shall pay to Supplier the fees set forth in Exhibit A ("**Fees**"). Supplier will invoice Exclusive Partner for the Fees, and Exclusive Partner will pay all invoiced amounts within thirty (30) days after the date thereof.

7.2   Intentionally left blank.

7.3   The Supplier, with respect to third party entities for which it has agreed to serve as the operating entity, is liable for all sales and use taxes, value added taxes, excise taxes, or other taxes related to the use or possession of the Platform for commercial activity funded by the Exclusive Partner under this Agreement, except for taxes based on Exclusive Partner's income or property.

7.4   Intentionally left blank.

8.   TERM AND TERMINATION

8.1   This Agreement shall be effective for five (5) years beginning on the Effective Date, unless earlier terminated pursuant to the terms herein ("**Initial Term**"), and shall automatically renew for consecutive one (1) year renewal terms unless Exclusive Partner provides notice to the Supplier of its intention not to renew prior to the end of the Initial Term or the then current renewal term, as applicable (each a "**Renewal Term**"). The Initial Term together with all Renewal Terms shall be referred to as the "**Term**."

8.2   If either Party to this Agreement materially defaults in the performance of any of its obligations hereunder, and if such default continues for more than thirty (30) days after written notice specifying and describing in specific and complete detail the default is given to the defaulting Party, then the non-defaulting Party may terminate this Agreement by giving the defaulting Party written notice of termination as of a date specified in such notice of termination. In case of dispute of a written declaration of default, an independent third-party arbitrator will be appointed by joint agreement of the Parties.

8.3   Either Party may terminate this agreement for convenience upon one hundred eighty (180) days prior written notice to the other Party.

8.4   As of the effective date of expiration or termination of the Agreement, Exclusive Partner shall (a) immediately cease any access or use of the Platform or Documentation, (b) deliver to Supplier all materials concerning the Platform, including but not limited to the Documentation, (c) destroy all electronic files and materials concerning the Platform and Documentation, and (d) certify in writing that all such materials have been delivered or destroyed. All Fees are non-refundable, provided that if Exclusive Partner terminates this Agreement in the event of an uncured breach of Supplier's obligations hereunder, Supplier shall refund to Exclusive Partner such portion of any pre-paid Subscription Fees (if any) paid hereunder reflecting, on a *pro rata* basis, the unused portion of the subscription purchased hereunder.

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8.5   Any and all provisions of the Agreement which by their nature or effect are required or intended to be observed, kept, or performed after the expiration or termination of the Agreement (including Section 2 (Proprietary Rights), Section 3 (Proprietary Rights), Section 5 (Confidentiality), Section 7 (Fees and Payment), Section 9 (Indemnification), Section 10 (Limitation of Liability), and Section 12 (General)) shall survive the expiration or any termination of the Agreement and remain binding upon and for the Parties' benefit for a period of one year or through the end of the any existing Client contracts, whichever is later. For the avoidance of doubt, the Exclusive Partner will continue funding any obligations previously incurred as part of any Client contracts, including the Fees payable to the Supplier to continue operating the Platform to the extent required to service the Client contracts.

9.   INDEMNIFICATION

9.1   Exclusive Partner agrees to indemnify, defend and hold harmless Supplier from and against any and all losses (including reasonable legal fees) arising out of or related to: (a) any access or use (including any unauthorized access or misuse) of the Platform or Documentation; (b) any claim by a Client or other third party related to the Platform or Documentation, including any claim related to a failure of the Platform or Documentation to comply with Exclusive Partner Laws; (c) any unauthorized modification made to the Platform by or on behalf of Exclusive Partner; (d) failure by Exclusive Partner to use an updated or unaltered release of such Platform provided by Supplier to avoid an infringement or other third party claim; (e) the Exclusive Partner's combination of the Platform with hardware or software not authorized or supplied by Supplier; (f) any modification made to the Platform by Supplier in order to adhere to Exclusive Partner's requirements or specifications; or (g) any breach of the Agreement by Supplier.

9.2   Exclusive Partner may not settle any claim without Supplier's prior written consent unless such settlement unconditionally releases Supplier from all liability and does not require Supplier to take or refrain from taking any action (except with respect to use or non-use of the Platform or Services).

10.   LIMITATION OF LIABILITY

10.1   NEITHER SUPPLIER NOR ITS REPRESENTATIVES WILL HAVE ANY LIABILITY HEREUNDER FOR ANY SPECIAL, CONSEQUENTIAL INDIRECT, INCIDENTAL, OR PUNITIVE DAMAGES (INCLUDING LOSS OF USE, DATA, BUSINESS OR PROFITS OR DAMAGE TO REPUTATION) FOR ANY REASON, EVEN IF Supplier OR ITS REPRESENTATIVE(S) HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

10.2   SUPPLIER'S AGGREGATE LIABILITY FOR DAMAGES HEREUNDER, WHETHER ARISING FROM BREACH OF CONTRACT, BREACH OF WARRANTY, NEGLIGENCE, TORT OR OTHERWISE, WILL EXCEED NOT EXCEED THE TOTAL FEES PAID BY EXCLUSIVE PARTNER UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTHS PRECEDING THE DATE OF THE FIRST CLAIM FOR SUCH DAMAGES.

11.   SOURCE CODE LICENSE

11.1   Supplier agrees to maintain a complete and up-to-date copy of all source code and object code of the Platform and Documentation (the "**Source Code Materials**") which Supplier will hold on behalf of Exclusive Partner. Upon the occurrence of a Trigger Event, Exclusive Partner shall have the right to access or obtain from Supplier a copy of the Source Code Materials. Subject to failure to remedy a trigger event in 90 days, the Supplier hereby grants to Exclusive Partner worldwide, exclusive, right and license during the Term to maintain, update, make enhancements to, create derivative works of, and otherwise use the Source Code Materials, and to permit third party suppliers, outsourcers, consultants and other contractors to exercise the foregoing rights on Exclusive Partner's behalf, solely for Exclusive Partner's business purposes in furtherance of the exercise of Exclusive Partner's license rights under Section 2.1 (the "**Source Code License**"); provided however, Exclusive Partner shall not exercise any such rights under the Source Code License unless and until the Source Code Materials are released to Exclusive Partner following a Trigger Event and limited to the time period until the Supplier has remedied the Trigger event.

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11.2   "**Trigger Event**" for purposes of this Agreement means the occurrence of any of the following as reasonably determined by Supplier: Supplier (A) files, or has filed against it, a petition for voluntary or involuntary bankruptcy or pursuant to any other insolvency law, (B) makes or seeks to make a general assignment for the benefit of its creditors, (C) applies for, or consents to, the appointment of a trustee, receiver or custodian for a substantial part of its property or business, (D) terminates or permanently ceases its on-going business operations, or (E) ceases to perform its material obligations under the Agreement after written notice to Supplier by Exclusive Partner and failure by Supplier to cure such failure within fifteen (15) days thereafter.

12.   GENERAL

12.1   This Agreement and any and all Exhibits or attachments hereto, and any other terms referenced or incorporated herein, supersede in full all prior discussions and agreement between Supplier and Exclusive Partner relating to the subject matter of this Agreement and constitutes the entire Agreement relating to the subject matter of this Agreement. This Agreement may not be modified or supplemented except by a written document executed by an authorized representative of each Party.

12.2   In the event that Exclusive Partner issues a purchase order or other instrument used to pay Fees to Supplier, any terms and conditions set forth in the purchase order which constitute terms and conditions which are in addition to those set forth in this Agreement or which establish conflicting terms and conditions to those set forth in this Agreement are expressly rejected by Supplier, and are deemed void and of no effect.

12.3   This Agreement shall be governed by, interpreted under and construed in accordance with the internal laws of the State of New York without giving effect to principles of conflicts of laws. Any action, suit or proceeding to enforce any provision of, or based on any matter arising out of or in connection with, this Purchase Agreement or the transactions contemplated hereby shall be brought in any federal court located in the Southern District of the State of New York or any New York state court located in the Borough of Manhattan, and the Parties agrees to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) and each Party waives (to the full extent permitted by law) any objection it may have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding has been brought in an inconvenient forum.

12.4   Intentionally left blank.

12.5   Exclusive Partner agrees to comply fully with all relevant export laws and regulations of the United States, including but not limited to the U.S. Export Administration Regulations. Exclusive Partner will not export or re-export any such items or any direct product thereof or undertake any transaction in violation of any such laws or regulations.

12.6   All notices which either Party hereto is required or may desire to give the other Party hereunder will be given by addressing the communication to the address set forth above, and may be given by certified mail, return receipt requested, or electronic mail (email), except that notice of termination, indemnification, breach, or renewal of this Agreement may not be given via email. Such notices are deemed given on the date of receipt (or refusal) of delivery if mailed, or twenty-four (24) hours after electronic transmission if sent by email. Either Party may change its address or other information from time to time for the purposes of notices by giving notice in accordance with this Section 12.6 specifying such change to the other Party.

12.7   The Parties are independent contractors under this Agreement and nothing in this Agreement will be construed to create a partnership, joint venture, or employer-employee relationship between Supplier and Exclusive Partner. Neither Party will act in a manner that expresses or implies a relationship other than that of independent contractor, nor bind the other Party.

12.8   No waiver of any breach of any provision of this Agreement constitutes a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof and no waiver will be effective, unless made in writing and signed by an authorized representative of the Party waiving such breach. All remedies provided for in this

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Agreement will be cumulative and in addition to and not in lieu of any other remedies available to either Party at law, in equity or otherwise.

12.9   In the event that any provision of this Agreement is illegal or otherwise unenforceable, such provision will be severed and the remaining portion of the Agreement will remain unaffected and will continue in full force and effect.

12.10   This Agreement may be executed in counterparts (and by facsimile), each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned representative of each Party has executed this Agreement effective as of the Effective Date.

I GOT IT! Inc. (SUPPLIER)



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Victor S. Elgort, Authorized Signatory

October 26, 2020

I GOT IT HOLDINGS CORP. (EXCLUSIVE PARTNER)

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Joseph A. De Perio, Chairman of the Board

October 26, 2020

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EXHIBIT A
FEES

In consideration of the rights and licenses granted hereunder to Exclusive Partner, Exclusive Partner shall pay to Supplier the following (collectively, the "Fees"):

- <u>One-Time Upfront Fee</u>: $50,000, payable as follows:

  - $50,000 payable upon thirty (30) days of execution of the Agreement;

- <u>Annual Subscription Fees</u>:

  - $15,000 payable monthly commencing ninety (90) days after the execution of the Agreement, plus an additional sum representing 50% of additional staffing or administrative costs to be shared by the Parties, as may be agreed to by both Parties.

  - Annual Subscription Fees may increase after one (1) year of the execution of the Agreement to an amount acceptable to both the Supplier and Exclusive Partner.

  - For each Renewal Term beginning in Contract Year 5, Supplier may increase the Annual Subscription Fee by an amount not to exceed five percent (5%) of the previous Contract Year's Annual Subscription Fee.

- <u>Incentive Fee</u>: Supplier shall retain an economic interest in 50% of the net revenues of each transaction with a sports franchise or third-party partner (the "Net Revenues") after Exclusive Partner has received first received 150% of its initial capital advance to Supplier in order to assist Supplier in satisfying sponsorship fees or similar costs imposed pursuant to a contract with a third party Client in connection with such third-party business transaction. Net Revenues are defined as revenues realized by either Supplier or Exclusive Partner from a third-party business transaction less holdbacks or revenue sharing with a team, venue or athlete, sales taxes, and direct costs including transaction processing or similar expenses related to the point of sale. (As an example, if the Exclusive Partners capital invested in Sponsorship fees to secure or maintain a third party business transaction is $100,000, the first $150,000 of Net Revenue dollars is allocated to the Exclusive Partner, and thereafter Net Revenue dollars are split 50% to the Exclusive Partner and 50% to the Supplier.

  The calculation of principal invested by the Exclusive Partner shall be determined by the Exclusive Partner on an annual basis separately for each contract year with a team, venue or athlete. Net Revenues received for a multi-year agreement with a given team, venue or athlete shall first be applied against any accrued and unpaid priority return of, or return on, capital owed to Exclusive Partner for the oldest contract year, without interest or compounding such unpaid amounts. The incentive fee will be calculated on an as-incurred and as-realized basis on a deal-by-deal basis, not aggregated against all transactions.

  In the event that a third-party transaction with a given team, venue or athlete terminates without renewal or a replacement agreement before the Exclusive Partner has received revenues under such agreement sufficient to allow the Exclusive Partner to have recovered at least 125% of cumulative accrued and unpaid principal capital invested for all contract years with such team, venue or athlete (not including Subscription Fees), the Exclusive Partner agrees to allow the Supplier to reimburse any such deficit or to offset Supplier's Incentive Fees from other transactions over the subsequent 30 months in equal installments without interest, substantially pro rata in accordance with the amounts received or expected to be received during the preceding calendar month pursuant to all such other transactions. The Parties will provide each other with its calculation of the Net Revenues owed to the other party (if any) on a calendar quarterly basis, within thirty (30) days after each such quarter end, segregating out separately

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amounts accrued with respect to each team, venue or athlete and with respect to each contract year with such team, venue or athlete.

- <u>Additional Services</u>: Unless otherwise agreed in writing by the Parties in the applicable SOW, Exclusive Partner will invoice Supplier for any additional services requested by and provided to the Supplier (financial support, auditing, analyst work) on a time and materials basis, monthly as incurred. These services and their associated fees may offset against the Incentive Fees, not the Subscription Fees.

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